1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066

February 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC  20549

Attn:  Geoffrey Kruczek

Re:	Viking Systems, Inc. The Registration Statement on Form S-1 (“The Registration Statement”) File No. 333-164374

Dear Mr. Kruczek:

I am securities counsel for Viking Systems, Inc. (the “Company”).  I am responding to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 10, 2010.

I hereby expand the limitation in my legal opinion filed as Exhibit 5.1 to the Registration Statement regarding the Delaware General Corporation Law.  The reference to Delaware General Corporation Law will also include all statutory provisions adopted under Delaware law and all reported judicial decisions interpreting such provisions.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards, /s/ Amy M. Trombly

cc:       Robert Mathews, Chief Financial Officer